Exhibit 99.1

Ferrari will continue to be Italian tax resident
In relation to the various comments and opinions that are now circulating regarding the shift of the fiscal residence of Ferrari S.p.A. (“Ferrari”) away from Italy, Fiat Chrysler Automobiles N.V. (“FCA”) confirms that the proposed separation of Ferrari from FCA does not and will not entail a change in the tax residence of Ferrari. In fact, Ferrari will continue to be organized under Italian law and tax resident in Italy. Ferrari will pay Italian taxes on its income as all Italian tax resident corporations do today.
The IPO and the subsequent distribution of shares to FCA shareholders will involve the parent company of Ferrari, which will be a Dutch incorporated entity. The proposed structure is no different than the structure that is in place now, with FCA, a Dutch incorporated entity, being the parent company of Ferrari.
The use of a Dutch parent company for these purposes is required in order to provide an efficient and viable mechanism to distribute ownership of Ferrari to FCA’s shareholders.
The transaction will not affect Ferrari as a separately organized Italian company; it will not shift personnel from Ferrari, nor will it reduce employment levels or activities current being carried out by Ferrari in Italy. And equally important, it will not entail any reduction in the taxable base of Ferrari in Italy.

London, 9 July 2015
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